November 27, 2019

Theodore Ashburn, M.D., Ph.D.
Chief Executive Officer
Oncorus, Inc.
50 Hampshire Street, Suite 401
Cambridge, MA 02139

       Re: Oncorus, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 31, 2019
           CIK No. 0001671818

Dear Dr. Ashburn:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 31, 2019

Prospectus Summary
Our Strategy, page 4

1. We note your disclosure that your strategy is to "rapidly advance" ONCR-177 and your synthetic viral immunotherapy product candidates through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
 Theodore Ashburn, M.D., Ph.D.
FirstName LastNameTheodore Ashburn, M.D., Ph.D.
Oncorus, Inc.
Comapany 27, 2019
November NameOncorus, Inc.
Page 2
November 27, 2019 Page 2
FirstName LastName
Risk Factors
Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders, page 58

2. Please revise to disclose whether there is a mechanism in place to address potential conflicts of interest.
Capitalization, page 68

3. Please clearly show in the notes to the capitalization table how you computed each pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.
Management's Discussion and Analysis
Critical Accounting Policies and Signfiicant Judgments and Estimates, page 82

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Preclinical Data Supporting Our Clinical Development Plan, page 102

5. We note your disclosure on page 19 that the most common adverse event you have observed to date in mONCR-177 has been mild lymphoid hyperplasia in the spleen.
         Please expand your disclosure here to describe any other treatment-related adverse events you have observed in your preclinical studies of mONCR-177. To the extent you observed any treatment-related adverse events, please also revise the second paragraph of your Prospectus Summary to balance your disclosure by briefly describing these events.
Manufacturing, page 120

6. We note your disclosure on page 29 that you currently have only one contract manufacturer for ONCR-177 for use in your clinical trials. To the extent you are party to an agreement for supply of ONCR-177, please describe the terms of the agreement and file it as an exhibit to your registration statement. Alternatively, please tell us why you do not believe it is required to be filed. See Item 601(b)(10) of Regulation S-K.
Intellectual Property
HSV-1 Platform, page 121

7. Please revise the second paragraph in this section to disclose the expiration date of your issued patent.
 Theodore Ashburn, M.D., Ph.D.
FirstName LastNameTheodore Ashburn, M.D., Ph.D.
Oncorus, Inc.
Comapany 27, 2019
November NameOncorus, Inc.
Page 3
November 27, 2019 Page 3
FirstName LastName
University of Pittsburgh Biomaterials Agreement, page 123

8. Please revise your disclosure to clarify whether the "certain materials" licensed from the
         University of Pittsburgh relate to the development of ONCR-177. Washington Agreement, page 124

9. Please revise your disclosure regarding the license agreement with Washington to identify the product candidate or platform to which the licensed materials and property relate.
Certain Relationships and Related Party Transactions
MPM Management Patent Assignment Agreement, page 154

10. Please revise your disclosure regarding the patent assignment agreement with MPM
         Management to identify the product candidate or platform to which the assigned patent family relates.
CODA Biotherapeutics Sublicense Agreement, page 154

11. Please revise your disclosure to identify the intellectual property sublicensed from CODA and file the agreement as an exhibit to the registration statement, or tell us why you do not believe the agreement should be filed. See Item 601(b)(10) of Regulation S-K.
Financial Statements
Pro Forma Financial Information (Uaudited), page F-12

12. Please specifically show in your disclosures how you computed the number of basic and diluted weighted average shares to use in determining pro forma earnings per share amounts.
General, page F-1

13. Your disclosures on page 8 indicate that a reverse stock split will occur immediately prior to this offering. Please revise your financial statements to give retroactive effect to the expected stock split. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.
         A signed, dated, and unrestricted auditor s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.
 Theodore Ashburn, M.D., Ph.D.
Oncorus, Inc.
November 27, 2019
Page 4
General

14. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
15. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Nudrat Salik at 202-551-3692 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameTheodore Ashburn, M.D., Ph.D.
                                                            Division of
Corporation Finance
Comapany NameOncorus, Inc.
                                                            Office of Life
Sciences
November 27, 2019 Page 4
cc:       Brian Leaf, Esq.
FirstName LastName